Net earnings (loss) per share is based on the weighted average number of common shares outstanding including common stock equivalents from dilutive stock options. The weighted average number of shares outstanding for the years ended June 30, 1995, 1994 and 1993 were computed as follows:

                                             Year Ended June 30,
                                            1995          1994          1993
Issued shares of Common Stock and
     Class B Common Stock                 4,684,759     4,684,759     4,684,759
Add: Weighted average of net shares
     (using treasury stock method) of
     unexercised dilutive stock options      20,131         2,886            --
Less: Weighted average shares of
     treasury stock                        (327,897)     (327,897)     (323,059)

Weighted average number of common
     shares and common stock equivalents  4,376,993     4,359,748     4,361,700

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